

Mail Stop 3561

October 13, 2017

Mr. Fernando Suárez
Chief Financial Officer
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, Mexico City 01210

> **Re:** **Controladora Vuela Compañía de Aviación, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-36059**

Dear Mr. Suárez:

We have reviewed your response letter dated October 3, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2017 letter.

Form 20-F for the year ended December 31, 2016

Selected Consolidated Financial Information and Operating Data, page 3

1. We note from your response to our prior comments 1 and 2 that you intend to continue the presentation of the non-GAAP measure Adjusted EBITDAR, with the additional disclosure regarding its use as a valuation metric. Please note that regardless of its use as a valuation metric, we continue to believe it is not appropriate to present the non-GAAP measure Adjusted EBITDAR in Exchange Act filings because it eliminates aircraft rent, a normal, recurring, cash operating expense necessary to operate your business. We believe that eliminating those amounts as an adjustment in presenting a non-GAAP performance measure is prohibited by Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please remove the presentation of this measure in your filings.

Mr. Fernando Suárez
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
October 13, 2017
Page 2

    You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure